FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

MIGENIX Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated April 6, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: April 6, 2005

MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

MIGENIX Files Preliminary Prospectus for Unit Offering

Vancouver, BC, CANADA – April 6, 2005– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, has filed a preliminary prospectus pursuant to which it intends to raise approximately $15 million with a syndicate of agents led by Canaccord Capital Corporation and including Dundee Securities Corporation, Octagon Capital Corporation, Pacific International Securities Inc. and Orion Securities Inc.

MIGENIX intends to use the proceeds of the offering to fund a planned Phase II combination therapy clinical trial of MX-3253 for the treatment of Hepatitis C Virus infections and a Phase I/II study of MX-4509 for the treatment of neurodegenerative diseases (both studies are expected to start mid-year calendar 2005), as well as for working capital to support other programs and operations. Each unit in the offering consists of one common share and a half share purchase warrant. The offering will be conducted in certain of the Provinces of Canada and may include European and U.S. purchasers. The offering price per unit and other terms of the offering will be finalized prior to the filing of the final prospectus.

Art Ayres, Chief Financial Officer of MIGENIX stated, “With our expanded pipeline and active clinical portfolio, this financing is necessary to advance our clinical programs and create additional value-driving opportunities going forward”.

The units and the underlying securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United Sates or U.S. persons absent registration or an applicable exemption from registration requirements.

About MIGENIX Inc.

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic Hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I/II) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California.

 “Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jill DeMesa MIGENIX Inc. Tel: (604) 221-9666 Extension 224 jilld@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com	John Boidman Renmark Financial Tel: (514) 939-3989 jboidman@renmarkfinancial.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to:  the Company raising $15 million; the Company using the proceeds of the offering to fund the planned MX-3253 Phase II combination therapy and MX-4509 Phase I/II clinical trials; starting the MX-3253 Phase II combination therapy study mid-year calendar 2005; and starting the Phase I/II study of MX-4509 in mid-2005. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainty of future funding; uncertainties related to early stage of technology and product development; government regulation; dependence on corporate collaborations; future capital needs; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. These and other factors are described in detail in the Company’s Preliminary Prospectus, Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX is not obligated to update such information to reflect later events or developments.

 The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.